Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

CASCADES SONOCO ANNOUNCES MULTI-MILLION DOLLAR
INVESTMENT IN BIRMINGHAM, AL., FACILITY TO SUPPORT
INNOVATIVE NEW PRODUCT LINE

A Water-Based Barrier Coating

That Allows Creation of Recyclable, Repulpable, Compostable Take-Out Containers

KINGSEY FALLS, QC, February 24, 2017  – Cascades Sonoco, a joint venture of Sonoco Products Company (NYSE:SON) and Cascades Inc. (TSE:CAS) today announced the investment of approximately $16 million US for the expansion of its existing Birmingham, Al., facility. This investment in world-class water-based coating technology will provide coated paper and paperboard substrates using its new FlexShield™, FluteSHIELD® and SurfSHIELD™ coating technology. These coatings, recently introduced to the folding carton and corrugated industries, are revolutionary water-based functional and barrier coatings designed to replace the standard LDPE coating used in take-out container folding carton applications, as well as wax replacement technology for the corrugated industry. They offer solutions that are recyclable, repulpable and compostable.

“This investment represents a significant geographic expansion for water-based products by Cascades Sonoco, especially in the fast-growing Southeastern United States,” said Rodger Fuller, Senior Vice-President of Sonoco’s Paper & Engineered Carriers, U.S. & Canada, and Display & Packaging. With this exciting addition to its product portfolio, Cascades Sonoco remains dedicated to maintain its market leadership position in protective roll packaging for the paper industry.”

“We also wish to acknowledge the support of the Birmingham Business Alliance and all our partners as it influenced our decision to invest in the region,” added Luc Langevin, President and Chief Operating Officer of Cascades Specialty Products Group. “This strategic investment certainly helps Cascades Sonoco expand its product offerings into high-growth consumer-oriented markets.”

Installation of the new equipment and expansion of the existing Birmingham facility will begin early this year, and start-up is expected in the second quarter of 2018. Once at full capacity, the new water-based coating line will be capable of producing 40,000-50,000 tons of sustainable coated materials annually.

"The Jefferson County Commission is pleased that Cascades Sonoco has decided to invest more than $16 million to expand its operations in our community,” said Jefferson County Commissioner David Carrington. “This long-term commitment in capital and increased employment is a testament to our business climate and workforce."

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

About Sonoco

Founded in 1899, Sonoco (NYSE:SON) is a global provider of a variety of consumer packaging, industrial products, protective packaging, and displays and packaging supply chain services. With annualized net sales of nearly $5.0 billion, the Company has 20,000 employees working in more than 300 operations in 33 countries, serving some of the world's best known brands in some 85 nations. Sonoco is a proud member of the 2015/2016 Dow Jones Sustainability World Index. For more information on the Company, visit our website at www.sonoco.com.

Information:

Jeff Stacy

Marketing and Business Development Manager

Cascades Sonoco

843-383-7043

jeff.stacy@sonoco.com

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Canada ULC

hugo_damours@cascades.com
819-363-5164

Brian Risinger

Director, Corporate Communications

and Investor Relations

Sonoco

843-383-7509

brian.risinger@sonoco.com

Investors:

Jennifer Aitken, MBA

Director, Investor Relations, Cascades Inc.

514-282-2697

jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades